SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Notification of Late Filing

(Check one)

Form 10-K and Form 10-KSB
Form 11-K
Form 20-F
Form 10-Q and Form 10-QSB
Form N-SAR

For the period ended March 31, 2006

Transition Report on Form 10-K and Form 10-KSB
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q and Form 10-QSB
Transition Report on Form N-SAR

For the transition period ended______________.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:	Neutron Enterprises, Inc.

Address of principal executive office:	1980 Sherbrooke West, Suite 900

City, State and Zip Code:	Montreal, Quebec, H3H 1E8, Canada

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    (a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10- KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, */10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB,11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could * not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant’s quarterly report on Form 10-QSB could not be filed within the prescribed time period because the financial statements are still being reviewed by the auditors and could not be completed without unreasonable effort or expense. The Registrant will file its Annual Report on Form 10-QSB no later than the fifth calendar day following the prescribed due date for such report.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification:

Andrew Gertler	(514)	788-5631

(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    YES        No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    YES        No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Neutron Enterprises, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2006	By:	/s/ Andrew Gertler

		Name:	Andrew Gertler
		Title:	Chief Executive Officer